DYNAMIC VARIABLE LIFE I

A SINGLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

issued by
ReliaStar Life Insurance Company
and its
ReliaStar United Services Variable Life Separate Account I

Supplement dated February 2, 2007, to your prospectus dated May 1, 1994. Please read it carefully and keep it with your prospectus for future reference.

_____

The "Transfer Rights" section on page 12 of your prospectus is hereby amended to include the following:

The Policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a Fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the Fund's ability to provide maximum investment return to all Policyowners.

This in turn can have an adverse effect on Fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the Policy.**

The Company has an excessive trading policy and monitors transfer activity. You will violate the Company's excessive trading policy if your transfer activity:

- Exceeds the Company's current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying Fund (even if the activity does not exceed the Company's monitoring standard for excessive trading);
- Is determined, in the Company's sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in the Company's sole discretion, to be not in the best interests of other Policyowners.

If the Company determines that you have violated its excessive trading policy, the Company will take the following actions. Upon the first violation, the Company will send to you a one time warning letter. After a second violation the Company will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. The Company's suspension of your electronic transfer privileges will relate to all transfers, not just those Fund(s) involved in the excessive transfer activity, and will extend to other company variable life insurance policies and variable annuity contracts that you own. It may be extended to other variable policies and contracts that are issued to you by the Company's affiliates. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate the Company's excessive trading policy again, after your electronic transfer privileges have been reinstated, the Company will suspend your electronic transfer privileges permanently. The Company will notify you in writing if it takes any of these actions.

Additionally, if the Company determines that its excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your Policy or another owner's variable policy or contract, the Company will also take the following actions, without prior notice:

- Not accept transfer instructions from that organization, individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations, individuals or other parties acting on behalf of more than one Policyowner at a time.

The Company's current definition of excessive trading is more than one purchase and sale of the same underlying Fund within a 30-day period. The Company does not count transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The Company does not allow exceptions to its excessive trading policy. The Company reserve the right to modify its excessive trading policy, or the policy as it relates to a particular Fund, at any time without prior notice, depending on, among other factors, the needs of the underlying Fund(s), the best interests of Policyowners and Fund investors and/or state or federal regulatory requirements. If the Company modifies its policy, it will be applied uniformly to all Policyowners or, as applicable, to all Policyowners investing in the underlying Fund.

The Company's excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful Fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds

Most underlying Funds have their own excessive trading policies, and orders for the purchase of a Fund's shares are subject to acceptance or rejection by the underlying Fund. The Company reserves the right to reject, without prior notice, any allocation or transfer to a Sub-Account if the corresponding Fund will not accept the allocation or transfer for any reason.

Court Ordered Exception to the Company's Excessive Trading Policy

Since late 2003, ReliaStar Life Insurance Company ("ReliaStar") has been engaged in litigation with Paul M. Prusky ("Prusky"), et al. regarding a 1998 agreement between Prusky and ReliaStar. Under the agreement, Prusky, through a profit-sharing plan, engaged in frequent electronic trading between Sub-Accounts available through certain ReliaStar variable life insurance policies ("market timing"). ING acquired ReliaStar in 2000. Since late 2003, ReliaStar has refused to accept electronic trading instructions from Prusky.

On January 5, 2007, the United States District Court for the Eastern District of Pennsylvania (the "Federal Court") ordered ReliaStar to accept and effect Prusky's Sub-Account transfer instructions electronically "without limitation as to the number of transfer instructions so long as those transfers are not explicitly barred by a specific condition imposed by the fund in which the subaccount is invested." (Order Granting in Part Summary Judgment, Paul M. Prusky, et al. v. ReliaStar Life Insurance Company, Civil Action No. 03-6196, Jan. 5, 2007, and Order Denying Defendant's Motion for Clarification, dated January 12, 2007 ("Order").) ReliaStar is considering its legal options in light of the Order; however, in the meantime, ReliaStar must accept and effect Prusky's electronic transfer instructions.

When issuing the Order, the Federal Court did state that the ReliaStar variable life insurance policies owned by Prusky allow ReliaStar to enforce conditions on trading imposed by the Funds in which the ReliaStar Sub-Accounts invest. (Memorandum Accompanying the Order, at pp. 9-10.) ReliaStar will enforce all Fund-imposed conditions on trading consistent with the Order. Prusky's ReliaStar policies include Sub-Accounts investing in the following Funds; the prospectus for each Fund describes restrictions imposed by the Fund to prevent or minimize frequent trading.

- ING Liquid Assets Portfolio (Class I)
- ING VP Balanced Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)